FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 31, 2019

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement of cumulative value of shares repurchased amounted to NT$300 million”, dated October 31, 2019.

Item 1

AU Optronics Corp.

October 31, 2019

English Language Summary

Subject: Announcement of cumulative value of shares repurchased amounted to NT$300 million

Regulation: Published pursuant to Article 4-35 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2019/10/31

Contents:

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2019/10/30

2.	Number of shares repurchased this time:34,800,000 shares

3.	Type of shares repurchased this time:common shares

4.	Total monetary amount of shares repurchased this time:NT$286,145,825

5.	Average repurchase price per share this time:NT$8.22

6.	Cumulative number of own shares held during the repurchase period:112,426,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.17%

8.	Any other matters that need to be specified:NA

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 31, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer